UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: April 25, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 25, 2012, entitled “Proposed Notes Issue to be Guaranteed by the Company”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements.

 (Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

PROPOSED NOTES ISSUE
TO BE GUARANTEED BY THE COMPANY

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

CNOOC Finance (2012), a wholly-owned subsidiary of the Company, proposes to conduct an international offering of Notes to professional investors only. The Notes are expected to be issued by CNOOC Finance (2012) and guaranteed by the Company. The completion of the Proposed Notes Issue is subject to market conditions and investors’ interest.  Barclays, BOC International, and Citigroup, as the joint lead managers and joint bookrunners, are managing the Proposed Notes Issue.

If the Notes are issued, CNOOC Finance (2012) intends to advance the proceeds from the Notes to the Company or a company controlled by the Company for general corporate purposes.

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2012).

As no binding agreement in relation to the Proposed Notes Issue has been entered into as at the date of this announcement, the Proposed Notes Issue may or may not materialize. The completion of the Proposed Notes Issue is subject to market conditions and investors’ interest. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company.

Further announcements in respect of the Proposed Notes Issue will be made by the Company should the purchase agreement in respect of the Proposed Notes Issue be signed.

THE PROPOSED NOTES ISSUE

Introduction

CNOOC Finance (2012), a wholly-owned subsidiary of the Company, proposes to conduct an international offering of Notes to professional investors only. The Notes are expected to be issued by CNOOC Finance (2012) and guaranteed by the Company. The completion of the Proposed Notes Issue is subject to market conditions and investor interest.  Barclays, BOC International, and Citigroup, as the joint lead managers and joint bookrunners, are managing the Proposed Notes Issue.

The Notes and the related guarantee by the Company have not been, and will not be, registered under the U.S. Securities Act. Accordingly, the Notes are being offered or sold in the United States only to Qualified Institutional Buyers, as defined in, and in reliance on, Rule 144A under the U.S. Securities Act or outside the United States to non-U.S. persons in accordance with Regulation S under the U.S. Securities Act. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.

Reason for the Proposed Notes Issue

The Group is an upstream company specializing in the exploration, development and production of oil and natural gas. The Group is a dominant oil and gas producer in offshore China and, in terms of reserves and production, it is also one of the largest independent oil and natural gas exploration and production companies in the world.

If the Notes are issued, CNOOC Finance (2012) intends to advance the proceeds from the Notes to the Company or a company controlled by the Company for general corporate purposes.

Listing

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2012).

GENERAL

As no binding agreement in relation to the Proposed Notes Issue has been entered into as at the date of this announcement, the Proposed Notes Issue may or may not materialize. The completion of the Proposed Notes Issue is subject to market conditions and investors’ interest. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company.

Further announcements in respect of the Proposed Notes Issue will be made by the Company should the purchase agreement in respect of the Proposed Notes Issue be signed.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“Barclays”	Barclays Bank PLC, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“Board”	the board of Directors
“BOC International”	BOCI Asia Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“Citigroup”	Citigroup Global Markets Inc., one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“CNOOC Finance (2012)”	CNOOC Finance (2012) Limited, a company incorporated with limited liability in the British Virgin Islands under the BVI Business Companies Act 2004, and a wholly-owned subsidiary of the Company
“Company”
CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American Depositary Shares are listed on the New York Stock Exchange

“connected person”	has the meaning ascribed to it under the Listing Rules
“Director(s)”	the directors, including the non-executive directors, of the Company
“Group”	the Company and its subsidiaries from time to time
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Notes”	the notes expected to be issued by CNOOC Finance (2012) and guaranteed by the Company
“PRC”	the People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan area
“Proposed Notes Issue”	the proposed issue of Notes
“subsidiary”	has the meaning ascribed to it under the Listing Rules
“U.S.” or “United States”	the United States of America, its territories and possessions and all areas subject to its jurisdiction
“U.S. Securities Act”	the United States Securities Act of 1933, as amended

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 25 April 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang